Exhibit 99.1

Aptorum Group Collaborates with Covar Pharmaceuticals To Investigate at Least 3 Repurposed Drug Candidates (SACT-COV19) for Coronavirus Disease 2019 (COVID-19) under Existing Smart-ACTTM Platform and Acticule Infectious Disease Platform

NEW YORK -- Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics for unmet needs including but not limited to infectious, orphan and metabolic disease areas, today announced that it is initiating an additional research and development project targeting the coronavirus group and has completed initial screening under the Smart-ACTTM platform, a repurposed and new drug discovery platform, to select, out of more than 2,600 approved small drug molecules, at least 3 potential candidates for further preclinical investigation against the new coronavirus disease, COVID-19. Aptorum Group is collaborating with Toronto based Covar Pharmaceuticals and has also entered into agreement with the University of Hong Kong’s Microbiology Department to conduct further preclinical investigation of the selected candidates prior to seeking approval from regulatory agencies to initiate clinical trials on suitable candidates.

In particular, Aptorum Group will focus on investigation of at least three small molecule drugs (collectively “SACT-COV19”), that have shown potential interference against two enzyme targets, namely, 3CL-Protease and RNA dependent RNA Polymerase (“RDRP”), with both playing pivotal roles in COVID-19’s replication cycle. Specifically, 3CL-Protease is believed to mediate viral replication and transcription functions through extensive proteolytic processing, while RDRP is an enzyme that is believed to catalyze the replication of viral RNA from its RNA template. These selected candidates will undergo further preclinical assessment on efficacy against COVID-19. Aptorum Group has filed patent applications on the above candidates.

For the ongoing investigation and preclinical work, Aptorum Group is collaborating with Toronto based Covar Pharmaceuticals and also Aptorum Group has contracted with the University of Hong Kong to conduct this work. Covar Pharmaceutical’s team (comprised of professionals previously from Patheon and Glaxo Wellcome)1 is highly experienced in drug discovery and development supported by its GMP manufacturing facility. The University of Hong Kong’s Microbiology team was instrumental in the discovery of SARS virus during the 2003 epidemic2, as well as currently being actively involved, in their own respective research interests, in developing vaccines for SARS-CoV-2 coronavirus3 and COVID-19 related monitoring physical device with other third parties4.

Aptorum Group will also seek additional collaborators globally for driving its development of SACT-COV19 initiatives forward and welcomes interested parties to contact us to discuss collaboration opportunities.

Aptorum Group, as part of its existing pipeline, is also developing a number of infectious disease indications under its Acticule platform, including, but not limited to, a unique antiviral small molecule candidate (ALS-1) against Influenza virus and also, as its lead program, an anti-virulent, non-bactericidal small molecule candidate (ALS-4) against Staphylococcus aureus infections, amongst other projects, for which Covar Pharmaceuticals is also currently supporting its development in North America.

Mr. Ian Huen, Chief Executive Officer of Aptorum Group said, “COVID-19 disease is highly contagious and has spread across the world causing significant disruptions and casualties in the process. The confirmed cases globally have exceeded 700,000 as of today’s date5 and the World Health Organization has declared COVID-19 as a pandemic. Despite a growing number of both established and early stage pharmaceutical companies rushing to develop vaccine based therapies for COVID-19, we believe there is a need to tackle this disease multi-dimensionally and urgently. In order to accelerate development, our aim is to identify candidates from already approved drugs, that have established safety, toxicity and pharmacokinetic clinical profiles, to be repurposed for treatment of COVID-19. In addition, due to the ongoing mutation and evolution of this coronavirus, we cannot rule out that there may be further strains of this coronavirus emerging in the near future and therefore, the world must be prepared to deal with such challenges swiftly and collectively in order to minimize casualties and economic loss. We believe that Aptorum Group’s Smart-ACTTM platform in conjunction with our existing Acticule infectious disease development capabilities and as supported by Covar Pharmaceuticals, is well-positioned to develop potential solutions and to deliver our share of contribution to the world on this disease as well as others.”

1 https://www.covarpharma.com/

2 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3747526/

3 https://fightcovid19.hku.hk/tag/vaccine/

4 https://www.scmp.com/business/article/3073869/hong-kong-researchers-join-us-tech-start-remotely-monitor-covid-19

5 https://www.arcgis.com/apps/opsdashboard/index.html#/bda7594740fd40299423467b48e9ecf6

About Smart-ACTTM Platform

The Smart-ACTTM platform is a proprietary systematic process combining both computational approach and wet laboratory validation under which Aptorum Group constantly screens over 2,600 approved small molecule drugs in order to identify candidates that can be repurposed for selected orphan or unmet diseases. The overall strategic aim is to significantly shorten R&D costs and the timeline to effectively deliver patentable repurposed drug candidates into clinical trials and efficiently achieve eventual market commercialization.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group’s current drug pipeline include indications in orphan diseases, infectious diseases and metabolic diseases and a number of which are targeted to enter clinical trial phases in 2020. Aptorum Group’s Dioscorea Opposita Bioactive Nutraceutical Tablets, which is a dietary supplement for women’s health during menopause and post-menopause cycles, are currently being commercialized.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contacts

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